THE SOURLIS LAW FIRM Securities and Corporate Attorneys

Virginia K. Sourlis, Esq., MBA*	214 Broad Street
Philip Magri, Esq.+	Red Bank, New Jersey 07701
Joseph M. Patricola, Esq.*+ #	(732) 530-9007 Fax (732) 530-9008
www.SourlisLaw.com
* Licensed in NJ	Virginia@SourlisLaw.com
+ Licensed in NY
# Licensed in DC

VIA EDGAR CORRESPONDENCE

February 22, 2010

Division of Corporate Finance
U.S. Securities and Exchange Commission
Mail Stop 4720
100 F Street N.E.
Washington, D.C. 20005
Attn:	Mr. Jim B. Rosenberg, Senior Assistant Chief Accountant
Mr. Frank Wyman, Staff Accountant

RE:	Prevention Insurance.Com
Form 10-K for Fiscal Year Ended April 30, 2009
Forms 10-Q for Fiscal Quarters Ended July 31, 2009 and October 31, 2009
File No. 000-32389

Dear Mr. Rosenberg and Mr. Wyman:

We are responding to the Commission’s letter, dated January 29, 2010, in connection with the above-captioned matter regarding Prevention Insurance.com’s (the “Company”) disclosures in its Annual Report on Form 10-K for the fiscal year ended April 30, 2009 and Quarterly Reports on Form 10-Q for the fiscal quarters ended July 31, 2009 and October 31, 2009, concerning the Company’s Certifications in those Reports, specifically the Section 302 Certifications which asserts the Company’s responsibility for establishing and maintaining disclosure controls and procedures and internal control over financial reporting.

Please do not hesitate to contact me at (732) 530-9007 if you have any questions regarding this matter.

Very truly yours,

/s/ Virginia K. Sourlis
Virginia K. Sourlis, Esq.

Form 10-K Fiscal Year Ended April 30, 2009

General

1.
 Please amend your fiscal 2009 Form 10-K filing with revised Section 302 certifications that include disclosure regarding your responsibility for establishing and maintaining internal control over financial reporting.

Per SEC Comment #1, please be advised that the Company has revised its Section 302 Certifications in accordance with the Commission’s comments, and on February 12, 2010, filed an Amendment to its Form 10-K for the fiscal year ended April 30, 2009, thereby correcting this deficiency.

Forms 10-Q for Fiscal Quarters Ended July 31, 2009 and October 31, 2009

General

2.
The Section 302 certifications in your fiscal 2010 Form 10-Q filings omit the head note to item 4, which asserts your responsibility for establishing and maintaining disclosure controls and procedures and internal control over financial reporting. Please amend your fiscal 2010 Form 10-Q filings with revised Section 302 certifications that include these assertions.

Per SEC Comment #2, please be advised that the Company has revised its Section 302 Certifications in accordance with the Commission’s comments, and on February 12, 2010, filed Amendments to its Form 10-Q’s for the quarterly periods ended July 31, 2009 and October 31, 2009, thereby correcting these deficiencies.

CERTIFICATE

I, Alan P. Donenfeld, the Chief Executive Officer, President and Chairman of Prevention Insurance.com (the “Company”), hereby acknowledges that:

1.	The Company is responsible for the adequacy and accuracy of the disclosure in the Company’s Amendment No. 1 to its Form 10-K for the fiscal year ended April 30, 2009;

2.	The Company is responsible for the adequacy and accuracy of the disclosure in the Company’s Amendment No. 1 to its Form 10-Q for the quarterly period ended July 31, 2009;

3.	The Company is responsible for the adequacy and accuracy of the disclosure in the Company’s Amendment No. 1 to its Form 10-Q for the quarterly period ended October 31, 2009;

4.	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

5.	The Company may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

IN WITNESS WHEREOF, the undersigned has executed this Certificate this 22nd day of February 2010.

By: /s/ Alan P. Donenfeld Alan P. Donenfeld Title: Chairman, Chief Executive Officer, President and Chairman of Prevention Insurance.com. (Principal Executive Officer, (Principal Financial Officer).

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